STATEMENT OF INVESTMENTS

Dreyfus Liquid Assets, Inc.

September 30, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--12.4%	Principal Amount ($)	Value ($)
American Express Company		
5.69%, 12/7/07 - 12/10/07	180,000,000	180,000,000
Harris N.A.		
5.34% - 5.44%, 11/13/07 - 12/3/07	150,000,000	150,000,000
Union Bank of California, N.A.		
5.43%, 11/9/07	30,000,000	30,000,000
Wachovia Bank, N.A.		
5.50%, 11/26/07	180,000,000	180,000,000
Wilmington Trust Co., DE		
5.31% - 5.33%, 10/18/07 - 11/8/07	150,000,000	150,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $690,000,000)		**690,000,000**
Commercial Paper--68.4%		
Abbey National North America LLC		
5.30%, 11/1/07	75,000,000	74,666,750
ABN-AMRO North America Finance Inc.		
5.33%, 12/4/07	200,000,000	198,154,667
Alpine Securitization Corp.		
6.15%, 10/11/07	100,000,000 [a]	99,830,000
Atlantis One Funding Corp.		
5.31% - 5.32%, 10/18/07 - 10/19/07	196,000,000 [a]	195,511,206
Barclays U.S. Funding Corp.		
5.32%, 10/11/07	175,000,000	174,744,792
BNP Paribas Finance Inc.		
5.31%, 10/15/07 - 11/19/07	250,000,000	248,741,624
Citigroup Funding Inc.		
5.35% - 5.51%, 12/4/07 - 1/11/08	200,000,000	197,559,389
Commerzbank U.S. Finance Inc.		
5.32%, 11/19/07	130,000,000	129,084,313
CRC Funding LLC		
5.31%, 10/4/07	75,000,000 [a]	74,967,187
Crown Point Capital Co. LLC		
5.32%, 10/22/07	100,000,000 [a]	99,693,633
Daimler Chrysler Revolving Auto Conduit LLC		
5.32%, 10/18/07	144,406,000	144,047,993
Danske Corp., Delaware		
5.30%, 10/12/07	200,000,000	199,684,667
FCAR Owner Trust, Ser. I		
5.32%, 11/16/07	18,637,000	18,513,644
FCAR Owner Trust, Ser. II		
5.33% - 5.34%, 10/23/07	200,000,000	199,356,500
General Electric Capital Corp.		
5.33%, 12/3/07	150,000,000	148,637,625
Gotham Funding Corp.		
5.30%, 3/25/08	14,012,000 [a]	13,658,524
Harrier Finance Funding Ltd.		

5.31% - 5.33%, 10/5/07 - 11/7/07	125,000,000 a	124,808,715
HSBC Bank USA N.A.		
5.31%, 11/5/07	50,000,000	49,748,681
HVB U.S. Finance Inc.		
5.31% - 5.32%, 10/17/07 - 11/9/07	200,000,000 a	199,206,450
ING America Insurance Holdings Inc.		
5.45%, 11/7/07	70,000,000	69,612,939
Liquid Funding Ltd.		
5.33%, 11/26/07	55,000,000 a	54,556,822
Natexis Banques Populaires US Finance Co. LLC		
5.30%, 11/9/07	100,000,000	99,441,000
Santander Central Hispano Finance (Delaware) Inc.		
5.70%, 12/13/07	150,000,000	148,292,104
Scaldis Capital Ltd.		
5.30% - 6.12%, 10/4/07 - 10/15/07	146,136,000 a	145,864,178
Sigma Finance Inc.		
5.30% - 5.33%, 11/1/07 - 12/3/07	175,000,000 a	173,757,854
Societe Generale N.A. Inc.		
5.31% - 5.32%, 11/5/07 - 11/13/07	225,000,000	223,718,472
Solitaire Funding Ltd.		
5.63% - 5.70%, 12/17/07 - 12/18/07	200,000,000 a	197,595,444
UBS Finance Delaware LLC		
5.06%, 3/19/08	100,000,000	97,669,583
Total Commercial Paper		
(cost $3,801,124,756)		**3,801,124,756**

Corporate Notes--9.4%

Cullinan Finance Ltd.		
4.82%, 3/27/08	200,000,000 a,b	199,990,193
Lehman Brothers Holdings Inc.		
5.36%, 12/27/07	100,000,000 b	100,000,000
Links Finance LLC		
4.83%, 10/25/07	75,000,000 a,b	74,999,507
Morgan Stanley		
5.85%, 10/3/07	150,000,000 b	150,000,000
Total Corporate Notes		
(cost $524,989,700)		**524,989,700**

Promissory Note--3.7%

Goldman Sachs Group Inc.		
5.07% - 5.39%, 10/2/07 - 6/17/08		
(cost $205,000,000)	205,000,000	**205,000,000**

Short-Term Bank Notes--3.6%

Bank of America N.A.		
5.30%, 10/12/07	100,000,000	100,000,000
Harris N.A.		
5.31%, 11/15/07	100,000,000	100,000,000
Total Short-Term Bank Notes		
(cost $200,000,000)		**200,000,000**

Time Deposits--1.4%

Key Bank U.S.A., N.A. (Grand Cayman)		
4.75%, 10/1/07		
(cost $79,000,000)	79,000,000	**79,000,000**

Repurchase Agreements--1.3%

Barclays Financial LLC		
5.35%, dated 9/28/07, due 10/1/07 in the amount of $20,008,917 (fully collateralized by $2,818,000 Federal Farm Credit Bank, Notes, 4.875%, due 12/16/15, value $2,841,087 and $17,649,000 Federal Home Loan Bank, Notes, 0%, due 11/8/07, value $17,558,990)	20,000,000	20,000,000
Greenwich Capital Markets		
5.35%, dated 9/28/07, due 10/1/07 in the amount of $50,022,292 (fully collateralized by $45,916,667 Federal National Mortgage Association, 0%-8.933%, due 7/25/37, value $51,000,230)	50,000,000	50,000,000
Total Repurchase Agreements		
(cost $70,000,000)		**70,000,000**
Total Investments (cost $5,570,114,456)	**100.2%**	**5,570,114,456**
Liabilities, Less Cash and Receivables	**(.2%)**	**(12,477,276)**
Net Assets	**100.0%**	**5,557,637,180**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these securities amounted to $1,654,439,713 or 29.8% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.